Exhibit 12.1
STATEMENT RE COMPUTATION OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
(In thousands, except ratios)	2013	2012	2011	2010	2009
Ratio of Earnings to Fixed Charges
Earnings:
Income before income taxes	$218,301	$209,215	$174,584	$79,252	$7,769
Add:
Amortization of capitalized interest	60	43	38	36	35
Fixed charges, net of capitalized interest	428	1,179	1,403	1,749	1,966
Income before income taxes and fixed charges, net	$218,789	$210,437	$176,025	$81,037	$9,770
Fixed Charges:
Total interest expense	$213	$946	$1,141	$1,508	$1,695
Capitalized interest	524	142	46	18	75
Interest factor in rents	215	233	262	241	271
Total fixed charges	$952	$1,321	$1,449	$1,767	$2,041
Ratio of earnings to fixed charges	229.8x	159.3x	121.5x	45.9x	4.8x